Zarlink Sells Optical Products Group to Tyco Electronics

•	Zarlink focuses ongoing product investments on key growth initiatives in communications and medical markets

OTTAWA, CANADA, May 17, 2010 – Zarlink Semiconductor (TSX: ZL) today announced that it has sold the assets of its Optical Products group to Tyco Electronics (NYSE: TEL) for approximately US$15 million in cash.

“The sale of our Optical Products group follows our strategy of narrowing our focus to markets where we can maintain a strong leadership position, while improving operational efficiencies to build a more profitable business,” said Kirk Mandy, President and CEO, Zarlink Semiconductor.  “This transaction enables us to target our sales and product development efforts on network timing, medical wireless and line circuit initiatives to expand our presence in these markets, build deeper customer relationships and address immediate and long-term revenue growth opportunities.”

With the sale of its Optical Products group, Zarlink is now focused on its key growth initiatives in the network timing, medical wireless and line circuit markets. These include:
•
Network timing products that help carriers deliver time-sensitive voice, video, data and multimedia traffic over packet networks, including Timing-over-Packet and Synchronous Ethernet solutions for wireless backhaul and new ClockCenter products for optical transport networks (OTN);

•
Medical wireless radio chips and modules enabling high-speed, ultra reliable communication between implanted medical devices, including pacemakers and implantable cardioverter-defibrillators (ICDs), and monitoring and programming equipment;

•	Line circuit technology enabling high-quality telephone service over cable and broadband networks.

Mr. Mandy added: “There is significant customer design activity for our timing products, as carriers undertake a multi-phase network overhaul to better support higher bandwidth communication services, including new smartphone applications. Our timing business is positioned to grow quickly, with strong customer demand for our packet network timing products and new opportunities for timing technologies in optical transport applications. In the medical market, we are uniquely positioned as a provider of standards compliant radios for wirelessly enabled implanted medical devices and enjoy established relationships with the world’s largest medical device manufacturers. Finally, our line circuit portfolio is a solid, profitable business that provides the scale necessary to help drive operating efficiencies across the Company.”

Zarlink intends to discuss the impact of the sale of the Optical Products group on its financial results when it provides Q4 and Fiscal 2010 results and Q1, Fiscal 2011 guidance, on May 27, 2010. CIBC World Markets Inc. acted as financial advisor to Zarlink with respect to the transaction.

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The company’s core capabilities include network timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com